UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

_____________________
FORM 11-K
_____________________

[ X ] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2017

OR

[ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from ______________ to ______________

Commission File Number 000-14798

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

American Woodmark Corporation
Retirement Savings Plan

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

American Woodmark Corporation
561 Shady Elm Road
Winchester, VA 22602

AMERICAN WOODMARK CORPORATION
RETIREMENT SAVINGS PLAN

Report of Independent Registered Public Accounting Firm
To the Plan Participants, Plan Administrator and Pension Committee
American Woodmark Corporation Retirement Savings Plan:

Opinion on the Financial Statements
We have audited the accompanying statements of net assets available for benefits of the American Woodmark Corporation Retirement Savings Plan (the Plan) as of December 31, 2017 and 2016, the related statement of changes in net assets available for benefits for the years ended December 31, 2017 and 2016, and the related notes (collectively, the financial statements). In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2017 and 2016, and the changes in net assets available for benefits for the years ended December 31, 2017 and 2016, in conformity with U.S. generally accepted accounting principles.
Basis for Opinion
These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.
We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.
Accompanying Supplemental Information
The Schedule H, Line 4(i) - Schedule of Assets (Held at End of Year) as of December 31, 2017 has been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The supplemental information is the responsibility of the Plan’s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

/s/ KPMG LLP

We have served as the Plan’s auditor since 2004.
McLean, Virginia
June 29, 2018

AMERICAN WOODMARK CORPORATION
RETIREMENT SAVINGS PLAN

Statements of Net Assets Available for Benefits
December 31, 2017 and 2016

	2017	2016
ASSETS
Investments at fair value:
Cash	$494,388	$195,359
Collective fund	2,202,524	1,666,989
Mutual funds	113,698,309	86,572,417
American Woodmark Corporation Stock Fund:
Money market fund	1,328,747	977,135
Common stock - American Woodmark Corporation	81,509,929	52,225,608
Total investments, at fair value	199,233,897	141,637,508

Receivables:
Employer’s contributions	275,561	210,312
Participants’ contributions	318,573	168,025
Notes receivable from participants	6,640,517	5,272,157
Total receivables	7,234,651	5,650,494

Total assets	206,468,548	147,288,002

LIABILITY
Due to Broker	—	5,589

Net assets available for benefits	$206,468,548	$147,282,413

See accompanying notes to financial statements.

AMERICAN WOODMARK CORPORATION
RETIREMENT SAVINGS PLAN

Statements of Changes in Net Assets Available for Benefits
Years ended December 31, 2017 and 2016

	2017	2016
ADDITIONS TO ASSETS ATTRIBUTED TO:
Investment income:
Net appreciation in fair value of investments	$49,627,670	$1,014,452
Interest and dividends	2,825,432	2,299,769
Interest on notes receivable from participants	294,911	213,817
Total investment income	52,748,013	3,528,038

Contributions:
Participants’ contributions	10,333,188	9,333,948
Rollovers	1,139,261	503,807
Employer’s contributions	10,810,699	9,697,135
Total contributions	22,283,148	19,534,890

DEDUCTIONS FROM ASSETS ATTRIBUTED TO:
Benefits paid to participants	(15,558,987)	(14,391,575)
Administrative expenses	(286,039)	(264,892)
Total deductions	(15,845,026)	(14,656,467)

Net increase in net assets available for benefits	59,186,135	8,406,461

Net assets available for benefits at beginning of year	147,282,413	138,875,952

Net assets available for benefits at end of year	$206,468,548	$147,282,413

See accompanying notes to financial statements.

AMERICAN WOODMARK CORPORATION
RETIREMENT SAVINGS PLAN

Notes to Financial Statements
December 31, 2017 and 2016

(1)	Description of the Plan
The following description of the American Woodmark Corporation Retirement Savings Plan (“the Plan”) provides only general information. Prior to January 1, 2016, the Plan name was the American Woodmark Corporation Investment Savings Stock Ownership Plan. A complete description of the Plan provisions, including those relating to participation, vesting and benefits, is contained in the Plan document.

(a)	General

The Plan is a defined contribution plan that covers all hourly and salaried employees of American Woodmark Corporation (“the Corporation”) upon meeting certain eligibility requirements. Eligible participants include all employees participating in the Plan prior to January 1, 2002, and employees who after December 31, 2001 have reached the age of 18 and have been employed by the Corporation for at least six consecutive months. Employees hired after December 31, 2012 who are eligible participants are automatically enrolled at a contribution percentage of 4% on the first day following the completion of five consecutive months of service. New hires have the option to opt out of participating in the plan during their initial enrollment period. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”), as amended. The trustee of the Plan prior to April 1, 2015, was Wilmington Trust which was acquired by Broadridge Matrix Trust Company, a sub custodian of Verisight Trust Company; simultaneously, the Plan’s trustee services were assigned to Verisight Trust Company. As a result of re-branding, Verisight Trust Company was renamed Newport Trust Company, effective March 31, 2016.

(b)	Contributions

The Plan allows participants to contribute up to 100% of their annual compensation excluding extraordinary remuneration not generally received by the participants as a class. The statutory maximum amount of contributions allowed was $18,000 for years ended December 31, 2017 and December 31, 2016. Participants who are 50 years or older on the last day of the Plan year are eligible to contribute an additional catch-up contribution up to the limit imposed by law. The catch-up limit for 2017 and 2016 was $6,000. Participants may elect to invest their contributions in the investment options made available by the Corporation. The accounts of participants who have not made investment elections are automatically invested in the applicable Vanguard Target Retirement fund.
The Corporation makes matching contributions equal to 100% of each participant’s salary reduction contribution up to the first 4% of the participant’s annual compensation. All matching contributions by the Corporation are made in cash by the Corporation.
The Corporation also makes profit sharing contributions to each participant in the Plan equal to 3% of the Corporation’s net income for fiscal years in which the Corporation’s net income exceeds $0 in total but is less than or equal to $20 million, 4% of the Corporation’s net income for fiscal years in which the Corporation’s net income exceeds $20 million but is less than or equal to $30 million, and 5% of the Corporation’s net income for fiscal years in which the Corporation’s net income exceeds $30 million, divided by the number of eligible employees. These contributions may be made in the form of the Corporation’s common stock or cash. Profit sharing contributions made in 2017 and 2016 were $3,559,957 and $2,936,149, respectively. Additional incentive contributions may be made at the option of the Corporation’s board of directors, however none were made in 2017 or 2016.

(c)	Participant Accounts

Each participant’s account is credited with the participant’s contributions and the related matching contribution, an allocation of the Corporation’s profit sharing and incentive contributions and Plan earnings. Allocations of income (losses) attributable to investment funds are made proportionately based upon account balances to each participant’s account. Forfeited balances of terminated participants’ nonvested accounts are used to reduce future Corporation contributions or pay administrative expenses of the Plan. At December 31, 2017 and 2016, the balance of forfeited nonvested accounts was $3,470 and $3,745, respectively. In 2017 and 2016, employer contributions were reduced by $16,756 and $22,971, respectively, from forfeited nonvested accounts.

AMERICAN WOODMARK CORPORATION
RETIREMENT SAVINGS PLAN

Notes to Financial Statements
December 31, 2017 and 2016

(d)	Vesting

Participants are immediately vested in their contributions and the Corporation’s contributions plus actual earnings thereon.

(e)	Loans

Participants are allowed to take out loans from their vested balances. The minimum loan amount is $1,000 and only one loan can be outstanding at any time. The maximum loan amount is equal to the lesser of 50% of the participant’s vested account or $50,000 in accordance with the Department of Labor’s regulations. Loan payments are made through payroll deductions with interest based on the prime interest rate as listed in the Wall Street Journal on the first day of the calendar quarter in which the loan is made plus 2%. Loans must be repaid over a period not to exceed five years.

(f)	Payment of Benefits

Upon termination of service a participant may receive a lump-sum amount equal to the vested balance of their account or leave the vested balance in the Plan up to the Plan year in which the participant reaches age 65.

(g)	Plan Termination

Although it has not expressed any intent to do so, the Corporation has the right under the Plan to amend, modify, suspend, or terminate the Plan. In the event of termination of the Plan, participants would become fully vested in their account balances.

(h)	Investment Options

Participants in the Plan may direct their individual contributions into any of the investment options offered by the Plan. The Plan currently provides that the Corporation’s matching contributions are invested in the employee’s current investment elections. Prior to May 1, 2015 the Corporation’s matching contributions were automatically invested in the Corporation’s common stock which is held by the American Woodmark Corporation Stock Fund (“the Stock Fund”). The Corporation’s profit sharing contributions are automatically invested in the Corporation’s common stock. The Plan allows participants to diversify their matching and profit sharing contributions out of the Stock Fund.

(i)	Administrative Expenses

The Corporation pays for all recordkeeping services less any reimbursements to the Plan from the participating mutual funds, trustee and custodial fees for the Corporation’s common stock. All other expenses are paid by the Plan.

(2)	Summary of Significant Accounting Policies

(a)	Basis of Accounting

The accompanying financial statements of the Plan have been prepared on the accrual basis of accounting.
In May 2015, the FASB issued ASU No. 2015-07, Disclosures for Investments in Certain Entities that Calculate Net Asset Value per Share (or Its Equivalent), which amends the disclosure requirements of Accounting Standards Codification Topic 820, Fair Value Measurements and Disclosures, for reporting entities that measure the fair value of an investment using the net asset value per share (or its equivalent) as a practical expedient. The amendments in ASU 2015-07 remove the requirement to categorize within the fair value hierarchy all investments for which fair value is measured using the net asset value per share practical expedient and also remove the requirements to make certain disclosures for all investments that are eligible to be measured at fair value using the net asset value

AMERICAN WOODMARK CORPORATION
RETIREMENT SAVINGS PLAN

Notes to Financial Statements
December 31, 2017 and 2016

per share practical expedient. ASU 2015-07 was effective for the Plan’s fiscal year beginning after December 15, 2015, with early application permitted. The Plan adopted the provisions of ASU 2015-07 in fiscal year 2016.

(b)	Investment Valuation and Income Recognition

Investments are stated at fair value. The fair value of mutual funds is based on quoted market prices on the last business day of the plan year. The fair value of the Corporation’s common stock within the Stock Fund is based on the closing price on the last business day of the Plan year. Participants own units of the Stock Fund, not shares of the Corporation’s common stock. The collective funds are valued by applying the Plan’s ownership percentage in the fund to the fund’s net asset value at the valuation date as a practical expedient of fair value. Money market fund balances are valued based on redemption values on the last business day of the Plan year.
The Stock Fund consists of the Plan’s investment in the Corporation’s common stock and a money market fund.
In accordance with the Plan’s policy of stating investments at fair value, the amount reflected as the net appreciation in fair value of investments represents the change in fair value as compared to cost and realized gains and losses, with cost determined using the average cost method. Purchases and sales of securities are recorded on the trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.
The Plan’s investments, in general, are exposed to various risks, including interest rate, credit and overall market volatility risks. In addition, due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and such changes could materially affect the amounts reported in the statements of net assets available for benefits.

(c)	Notes receivable from participants

Notes receivable from participants (loans) are carried at their unpaid principal plus accrued and unpaid interest. Delinquent participant loans are considered in default and treated as a distribution to the participant.

(d)	Benefit Payments

Benefit payments are recorded upon distribution.

(e)	Use of Estimates

The preparation of the Plan’s financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, as well as the reported amounts of changes in net assets available for benefits during the reporting period. Actual results could differ from those estimates.

(3)	Fair Value Measurements
The Plan’s investments are carried at fair value using a three-level valuation hierarchy for fair value measurement. These levels are described below:
Level 1 – Investments with quoted prices for identical assets or liabilities in active markets.
Level 2 – Investments with observable inputs other than Level 1 prices, such as quoted prices for similar assets or liabilities in active markets; quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities.
Level 3 – Investments with unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities.
Financial assets and liabilities measured at fair value on a recurring basis are as follows:

AMERICAN WOODMARK CORPORATION
RETIREMENT SAVINGS PLAN

Notes to Financial Statements
December 31, 2017 and 2016

	Fair Value Measurements as of December 31, 2017

	Level 1	Level 2	Level 3	Total
Cash	$494,388	$—	$—	$494,388
Mutual funds	113,698,309	—	—	113,698,309
American Woodmark Corporation stock fund:
Money market fund	—	1,328,747	—	1,328,747
American Woodmark Corporation common stock	—	81,509,929	—	81,509,929
Total American Woodmark Corporation stock fund	—	82,838,676	—	82,838,676
Investments measured at fair value	$114,192,697	$82,838,676	$—	$197,031,373

Collective fund				2,202,524 *
Total investments				$199,233,897

	Fair Value Measurements as of December 31, 2016

	Level 1	Level 2	Level 3	Total
Cash	$195,359	$—	$—	$195,359
Mutual funds	86,572,417	—	—	86,572,417
American Woodmark Corporation stock fund:
Money market fund	—	977,135	—	977,135
American Woodmark Corporation common stock	—	52,225,608	—	52,225,608
Total American Woodmark Corporation stock fund	—	53,202,743	—	53,202,743
Investments measured at fair value	$86,767,776	$53,202,743	$—	$139,970,519

Collective fund				1,666,989 *
Total investments				$141,637,508

* Investments that are measured at fair value using the net asset value per share (or its equivalent) practical expedient have been removed from the total investments in the fair value heirarchy.

There were no transfers between Level 1 or Level 2 during 2017 and 2016. There were no liabilities measured at fair value on a recurring basis.

(4)	Reconciliation of Financial Statements to Form 5500
The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500 for the years ended December 31, 2017 and 2016:

	December 31,
	2017	2016

Net assets available for benefits per the financial statements	$206,468,548	$147,282,413
Less amounts allocated to withdrawing participants	(660,681)	(1,273,102)
Net assets available for benefits per the Form 5500	$205,807,867	$146,009,311

AMERICAN WOODMARK CORPORATION
RETIREMENT SAVINGS PLAN

Notes to Financial Statements
December 31, 2017 and 2016

The following is a reconciliation of benefits paid to participants per the financial statements to the Form 5500 for the years ended December 31, 2017 and 2016:

	December 31,
	2017	2016

Benefits paid to participant per the financial statements	$15,558,987	$14,391,575
Plus amounts allocated on Form 5500 to withdrawing participants and benefit payments pending distribution at end of the year	660,681	1,273,102
Less amounts allocated on Form 5500 to withdrawing participants and benefit payments pending distribution at beginning of the year	(1,273,102)	(394,584)
Benefits paid to participants per the Form 5500	$14,946,566	$15,270,093

Amounts allocated to withdrawing participants and benefit payments pending distribution are recorded on the Form 5500 for benefit claims that have been processed and approved for payment by the Corporation prior to December 31 but not yet paid as of that date.

(5)	Related-Party Transactions
During 2017 and 2016, the Plan received no dividends from the Corporation. Certain administrative services are provided by the Corporation without cost to the Plan; while all out-of-pocket administrative expenses are paid by the Plan. Loans to participants, which are considered parties-in-interest, were granted throughout the year as part of normal plan operations.

(6)	Federal Income Taxes
The Internal Revenue Service (“IRS”) determined and informed the Corporation by a letter dated August 21, 2015 that the Plan, as amended, qualified under Section 401 of the Internal Revenue Code (“IRC”). The Trust established under the Plan is tax exempt under Section 501. The plan administrator believes the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC.
U.S. generally accepted accounting principles require management to evaluate tax positions taken by the Plan and recognize a tax liability (or asset) if the Plan has taken an uncertain position that more likely than not would be sustained upon examination by taxing authorities. The plan administrator has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2017 and 2016, there are no uncertain positions taken or expected to be taken that would require recognition of a liability (or asset) or disclosure in the financial statements. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. The plan administrator believes it is no longer subject to tax examinations for years prior to 2013.

(7)	Subsequent Events
The Plan has evaluated subsequent events for potential recognition and/or disclosure in the December 31, 2017 financial statements through June 29, 2018, the date on which the financial statements were available to be issued and noted that there were no items that required disclosure or recognition.

AMERICAN WOODMARK CORPORATION
RETIREMENT SAVINGS PLAN

Schedule H, Line 4(i) – Schedule of Assets (Held at End of Year)

December 31, 2017

Identity of issuer, borrower, lessor, or similar party	Description of investment	Number of shares or units, Par or face amount, rate of interest, maturities	Current value
Cash:
M&T Investment Group	Non-Interest Bearing Cash	494,388	$494,388
Wilmington Fund	Wilmington U.S. Government Money Market	1,328,747 shares of money market fund, pays interest at 0.01%	1,328,747
	Total		1,823,135

Wilmington Collective Funds	Wilmington Trust Retirement and Institutional Services Company Collective Investment Trust	119,325	2,202,524

Mutual Funds:
Legg Mason Funds	Legg Mason Global Asset Management Trust	61,452	666,751
American Funds	EuroPacific Growth	10,222	573,860
Vanguard Funds	Vanguard Target Retire Income	21,695	293,969
Oppenheimer Funds	Oppenheimer Developing Markets	17,418	747,918
Blackrock Funds	Blackrock Equity Dividend	41,837	949,710
Metropolitan West	Metropolitan West Total Return Bond Fund Plan	109,419	1,097,469
Vanguard Funds	Vanguard Total Intl Stock Index Admiral	59,901	1,828,165
Vanguard Funds	Vanguard Total Bond Market Index Adm	104,449	1,122,822
Fidelity Funds	Fidelity Small Cap Value	76,720	1,558,957
Vanguard Funds	Vanguard Small Cap Growth	32,225	1,822,335
JP Morgan Funds	JP Morgan Large Cap Growth	59,802	2,308,971
Vanguard Funds	Vanguard Total Stock Market Index Fund Admiral Shares	64,966	4,334,541
Vanguard Funds	Vanguard REIT Index Fund Admiral Shares	5,888	692,184
Vanguard Funds	Vanguard Target Retirement 2015	86,796	1,330,578
Vanguard Funds	Vanguard Target Retirement 2020	370,299	11,619,991
Vanguard Funds	Vanguard Target Retirement 2025	1,058,936	19,590,316
Vanguard Funds	Vanguard Target Retirement 2030	541,251	18,202,260
Vanguard Funds	Vanguard Target Retirement 2035	662,240	13,701,752
Vanguard Funds	Vanguard Target Retirement 2040	286,325	10,241,845
Vanguard Funds	Vanguard Target Retirement 2045	389,175	8,756,435
Vanguard Funds	Vanguard Target Retirement 2050	144,110	5,216,774
Vanguard Funds	Vanguard Target Retirement 2055	111,980	4,392,967
Vanguard Funds	Vanguard Target Retirement 2060	76,436	2,647,739
	Total	4,393,542	113,698,309

*American Woodmark Corporation	Common Stock	625,796	81,509,929

* Participants' loans	Notes receivable from participants	Rates of interest ranging from 5.75% to 6.50%; Loan maturities ranging from 1 to 5 years	6,640,517

	Total		$205,874,414

* Party-in-interest
See accompanying report of independent registered public accounting firm.

SIGNATURE

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the Plan Administrator of the American Woodmark Corporation Retirement Savings Plan has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

AMERICAN WOODMARK CORPORATION
RETIREMENT SAVINGS PLAN

Date: June 29, 2018	By: _/s/ M. Scott Culbreth____________
M. Scott Culbreth
Senior Vice President and Chief Financial Officer

EXHIBIT INDEX

Exhibit Number	Description

23.1	Consent of KPMG LLP (Filed herewith)